UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2016

Commission File Number 000-29338

CARDIOME PHARMA CORP.
(Translation of registrant's name into English)
1441 Creekside Drive, 6th Floor Vancouver, British Columbia, Canada V6J 4S7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

In each of the reports on Form 6-K listed below, Cardiome Pharma Corp. (the “Company”) incorrectly stated the file numbers of the registration statements on Form F-10 and Form S-8 into which the applicable exhibits of each such report on Form 6-K were incorporated by reference:

1. Report on Form 6-K, dated February 18, 2014 (Film No. 14620362, with respect to Exhibit 99.2)

2. Report on Form 6-K, dated February 19, 2014 (Film No. 14623487, with respect to Exhibit 99.1)

3. Report on Form 6-K, dated February 24, 2014

4. Report on Form 6-K, dated March 12, 2014

5. Report on Form 6-K, dated March 21, 2014 (with respect to Exhibit 99.1)

6. Report on Form 6-K, dated March 27, 2014 (Film No. 14721577)

7. Report on Form 6-K, dated April 7, 2014

8. Report on Form 6-K, dated May 12, 2014 (Film No. 14833599, with respect to Exhibits 99.1, 99.2 and 99.3)

9. Report on Form 6-K, dated May 13, 2014

10. Report on Form 6-K, dated May 15, 2014 (with respect to Exhibit 99.1)

11. Report on Form 6-K, dated May 23, 2014

12. Report on Form 6-K, dated June 17, 2014 (Film No. 14924289, with respect to Exhibit 99.1)

13. Report on Form 6-K, dated June 21, 2014 (with respect to Exhibit 99.1)

14. Report on Form 6-K, dated July 29, 2014

15. Report on Form 6-K, dated August 12, 2014 (Film No. 141033820, with respect to Exhibits 99.1, 99.2 and 99.3)

16. Report on Form 6-K, dated November 7, 2014 (Film No. 141228784, with respect to Exhibits 99.1, 99.2 and 99.3)

17. Report on Form 6-K, dated March 13, 2015

18. Report on Form 6-K, dated May 14, 2015 (Film No. 15859801, with respect to Exhibits 99.1, 99.2 and 99.3)

19. Report on Form 6-K, dated May 28, 2015 (with respect to Exhibit 99.2)

20. Reports on Form 6-K, dated July 10, 2015 (Film No. 15983511, with respect to Exhibit 99.1, and Film No. 15983536)

21. Report on Form 6-K, dated July 29, 2015 (Film No. 151013287)

22. Report on Form 6-K, dated August 5, 2015 (Film No. 151027420, with respect to Exhibits 99.1, 99.2 and 99.3, and Film No. 151027545)

23. Report on Form 6-K, dated August 6, 2015

24. Report on Form 6-K, dated August 14, 2015

This report on Form 6-K is furnished solely to incorporate by reference the applicable exhibits in each such report on Form 6-K into the Company’s registration statement on Form F-10 (File No. 333-193645) and registration statements on Form S-8 (File No. 333-199091 and File No. 333-199092).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CARDIOME PHARMA CORP.
(Registrant)
Date:	January 12, 2016	By:	/s/ Jennifer Archibald
Name: Jennifer Archibald Title: Chief Financial Officer